Mail Stop 0306


                  June 9, 2005


Via U.S. Mail and Facsimile to (781) 246-3561

Stephen Feldschuh
Vice President of Operations and Principal Accounting Officer
Daxor Corporation
350 Fifth Avenue
Suite 7120
New York, New York 10118


	Re:	Daxor Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No. 001-09999

Dear Mr. Feldschuh:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

General

1. Section 3(a)(1)(C) of the Investment Company Act of 1940
defines
"investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer`s total assets (exclusive of Government securities and cash items) on an unconsolidated basis." Please provide us with a written response analyzing whether Daxor is an investment company under the 1940 Act, including data indicating the value of Daxor`s investment securities and total assets (exclusive of cash items and
Government securities) on an unconsolidated basis as of the fiscal quarters ended June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005. Please also provide appropriate documentation to support your analysis. If you determine that Daxor is an investment company: (1) explain why Daxor is not required to register as an investment company under the 1940 Act (e.g., provide a complete and detailed explanation of the basis for Daxor`s reliance upon any exemption or exclusion from the definition of investment company under the 1940 Act); or (2) if no exemption or exclusion from the definition of investment company is available to Daxor, explain what specific remedial action you have taken or plan to take, either to cause Daxor to fall outside of that definition, or to register Daxor as an investment company.

Selected Financial Data
2. In future filings please re-format this table to present the data in a manner consistent with that used in your statement of operations. For instance, we see that you report dividends, investment gains and other as non-operating income (as opposed to revenues) in your income statement.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

3. Please provide some discussion about the components of revenues for each period. You should separately quantify and describe reasons for changes in revenues from the blood volume, blood banking and sperm banking businesses. The disclosure should also separately address the costs of revenues from each business and should describe reasons for changes in gross margins from period to period. Using the
2004 versus 2003 comparison, show us how you intend to apply this comment. Apply in future filings.

4. As a related matter, MD&A in future filings should also identify, quantify and describe reasons for changes in investment income
(dividends, interest, gains and losses, etc...) from period to period.

5. In future filings, please revise to provide a discussion of critical accounting policies. Refer to FR-60 and FR-72 for guidance.
Please note that critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of the disclosure.

Liquidity and Capital Resources

6. In future filings please include the tabular disclosure of contractual obligations required by Item 303 (a)(5) of Regulation
S-
K.  We see, for instance, a lease and other borrowings.

Quantitative and Qualitative Disclosures About Market Risk

7. We see your substantial investment portfolio. Accordingly, it appears that you should provide quantitative disclosure about market risk as outlined in Item 305 to Regulation S-K. Show us how you intend to implement this comment.

8. As a related matter, a put would appear to be a derivative as defined in SFAS 133. Unless, insignificant, the expanded disclosure should provide appropriate quantitative and qualitative disclosure about outstanding derivatives. We also see that you engage in short sales. Please also provide appropriate quantitative and qualitative disclosure about those positions. Refer to Item 305 to Regulation S-
K for guidance on this disclosure.

Financial Statements

Consolidated Statements of Income

9. In light of your history of losses, the "statements of income" should be re-titled to "statements of operations" in future filings.

10. It appears that you provide both services (blood and sperm banking businesses) and sell products (blood volume business). In future filings, please revise the statements of operations to separately present revenues from product sales and revenues from services. Correspondingly disaggregate the related costs of sales. Refer to Rules 5-03 (b) (1) and (2) of Regulation S-X. If you believe disaggregated disclosure is not required, show us the calculations in a supplemental response.

Consolidated Statements of Cash Flows

11. Please disaggregate the item "purchase of marketable securities, net" to separately present purchases and sales. Unless the bank loans have initial maturities of less than ninety days, that item should be similarly disaggregated. Refer to SFAS 95 for guidance.

Statements of Stockholders` Equity and Comprehensive Income

12. Please disclose the amount of income taxes associated with the adjustment for changes in unrealized gains and losses on marketable securities for each income statement period. Please also disclose the amount of income taxes associated with the cumulative amount of accumulated other comprehensive income as of each balance sheet date.
Refer to SFAS 130.

Note 1.  Business and Significant Accounting Policies

Segment Information

13. You appear to have three distinct operating businesses in addition to your investment activities. Accordingly, it appears that you may have as many as four segments. Tell us why you have not presented segment disclosure under SFAS 131. If you believe that this disclosure is not required, you should provide a thorough analysis of the requirements of that guidance to support your conclusion. In connection with this response, identify the chief operating decision maker and provide us supplemental copies of the financial reporting package provided that individual (or those individuals) on a quarterly and annual basis.

14. As a related matter, future filings should also provide disclosure under paragraphs 37, 38a and 39 to SFAS 131.

Short Sales

15. In Note 6 you make disclosure about short sales indicating there are substantial unrealized gains. Tell us how you account for unrealized gains and losses on short sales. Question 7 to the FASB publication "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and
Answers" indicates that short sales represent obligations to deliver securities, not investments and that short sale obligations generally are marked to market, with changes in value recorded in earnings as they occur. If that is not your policy, explain the basis in GAAP for your accounting practices. Future filings should clarify how you account for unrealized gains and losses on short sales.

16. We see from Item 7a that you also sell puts on securities that you are "willing to own." In a supplemental narrative, tell us how you value and account for these transactions. That response should explain your accounting policies, in detail, and should support that those policies are appropriate in GAAP. Please also make disclosure in future filings.

Revenue Recognition

17. Confirm to us that you have not provided guarantees with respect to sales financed through the leasing company. Otherwise, expand future filings to make disclosure about any guarantees associated with the leasing arrangements.
Paragraph three of your revenue policy indicates that product sales for Volumex and the Blood Volume Analyzer are recognized as revenue in the period in which the sale occurs. Please tell us and revise future filings to further clarify when you recognize revenue related to product sales. For instance is revenue recognized at shipment or at delivery? In a supplemental response, show us that you have elected an appropriate point for product sales revenue recognition.
Refer to SAB 104.

18. In that regard, with respect to product sales, tell us about customer acceptance protocols, if any, and your consideration of this matter in determining the timing of revenue. Similarly address return policies and practices, and post shipment obligations (training, upgrades, etc...). You should provide a supplemental narrative in response to this comment. Disclosure in future filings should address any significant matters arising from your response.

Note 7.  Stock Options

19. We see that you issued 25,000 options to a consultant with an exercise price of $21.00. Future filings should disclose how you valued and accounted for stock-based compensation granted to non-employees. You should identify the valuation model and assumptions;
and, you should disclose the nature of the product or service you received in return.



Note 8.  Current Income Taxes

20. In future filings expand to make quantified disclosure of the gross amounts and expiration dates of operating loss and other carryforwards as required by SFAS 109. We see that your balance sheet reports retained earnings. You should also make some clarifying disclosure about the origin of the operating losses for tax purposes.

Item 9A. Controls and Procedures

21. We see that your management evaluated disclosure controls and procedures as of a date within 90 days of the end of the period. Please amend to disclose management`s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part II.F of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Section 302 Certification - Exhibits 31.1 and 31.2

22. We note that the certifications filed as Exhibits 31.1 and
31.2
were not in the proper form. The required certifications must be in the exact form prescribed. The wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No.
8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item
601(b)(31) of Regulation S-K.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-
3642 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 551-3676.



								Sincerely,



								Gary Todd
								Reviewing Accountant

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Mr. Stephen Feldschuh
Daxor Corporation
June 9, 2005
Page 7



Mr. Stephen Feldschuh
Daxor Corporation
June 9, 2005
Page 2